Part III

Item 6: Connectivity and Co-location

a. Does the NMS Stock ATS offer co-location and related services (e.g., cabinets and equipment, cross-connects)?

Yes☒ No☐

If yes, provide a summary of the terms and conditions for co-location and related services, including the speed and connection (e.g., fiber, copper) options offered.

The Citi-ONE infrastructure resides in an Ocean cage within the Equinix NY4 datacenter. Direct Subscribers have the ability to connect to Citi-ONE via third-party 1 or 10 gigabit/second fiber cross-connects (i.e., a physical wire connecting a Direct Subscriber to the Citi-ONE ATS) from any location for which Equinix supports cross-connects. Cross-connects are managed by Equinix. The decision to cross connect, the location of the Direct Subscriber's infrastructure, and the selection of a 1 versus a 10 gigabit/second fiber cross-connect is entirely at the discretion of the Direct Subscriber. Direct Subscribers may use these cross-connects or other third-party connectivity to access the Citi-ONE gateway. Citi-ONE does not offer directly or through any service provider any data center space or services, any special access to the ATS, or any co-location and related services. However, in certain instances and at the sole discretion of CGMI Equities Management, as described further in Part III, Item 19, Citi-ONE may pay fees associated with a Direct Subscriber's connectivity, including cross-connects, to Citi-ONE. CGMI does not charge fees for cross-connects; any connectivity-related fees charged by CGMI are described in Part III, Item 19. Cross-connect type (1 versus 10 gigabit), length of cross-connect, and/or use of third-party connectivity can all impact the amount of time it takes for a Subscriber's messages to reach the Citi-ONE infrastructure, i.e., latency.

Indirect Subscribers, CGMI Business Units, and CGMI Affiliates access Citi-ONE via the CGMI algos and/or SOR. CGMI accesses the Citi-ONE infrastructure via a cross-connect.

b. If yes to Item (6)(a), are the terms and conditions required to be identified in Item 6(a) the same for all Subscribers and the Broker-Dealer Operator?

Yes☒ ~~No☐~~ No☒

If no, identify and explain any differences.

In certain instances and at the sole discretion of CGMI Equities Management, as described further in Part III, Item 19, Citi-ONE may pay fees associated with a Direct Subscriber's connectivity, including cross-connects, with respect to Citi-ONE.

c. Does the NMS Stock ATS offer any other means besides co-location and related services required to be explained in this Item 6(a) to increase the speed of communication with the ATS?

Yes☐ No☒

e. Does the NMS Stock ATS offer any means to reduce the speed of communication with the ATS (e.g., speed bumps)?

Yes☐ No☒

Part III

Item 19: <u>Fees</u>

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (<u>e.g.,</u> subscription, connectivity), the structure of the fees (<u>e.g.,</u> fixed, volume-based, transaction-based), variables that impact the fees (<u>e.g.,</u> types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (<u>e.g.,</u> broker-dealers, institutional investors, retail) and range of fees (<u>e.g.,</u> high and low).

There are no subscription fees for accessing Citi-ONE.

Subscribers may access Citi-ONE directly (as Direct Subscribers), indirectly (as Indirect Subscribers), or both directly and indirectly.

CGMI does not charge Direct Subscribers for a primary and secondary FIX port for each of the RTS and MOCS (see Part III, Item 4). In certain instances, CGMI may charge a monthly fee for additional ports. That fee ranges, at the discretion of CGMI management, from $0 to $250 per FIX session depending upon minimum volume thresholds.

Third-party service providers, including datacenters, co-location facilities, and service bureaus may charge Direct Subscribers for connectivity to venues, including Citi-ONE. <u>Citi-ONE may pay one or more of these third-party connectivity and/or service bureau fees for a given Direct Subscriber. The decision to pay such a fee is at the sole discretion of CGMI Equities Management. In deciding whether to pay a third-party fee, CGMI Equities Management may consider, by way of example, the overall relationship of the Subscriber with CGMI, which could include factors such as the type of entity and length of the client relationship. CGMI Equities Management may consider any facts and circumstances in exercising their sole discretion whether to pay a Direct Subscriber's third-party fees.</u>

CGMI charges Subscribers that are only Direct Subscribers a fee per share matched determined at the discretion of CGMI management ranging from $0.00 to $0.05.

CGMI charges Subscribers that are only Indirect Subscribers a bundled services fee, as described in Part III, Item 19(b).

CGMI charges Subscribers that are both Direct and Indirect Subscribers in one of two ways. The first option is that the fees/charges associated with the client's Direct Subscriber connectivity and executions are those described here in Part III, Item 19(a), and rates for bundled services associated with the client's Indirect Subscriber relationship are those described in Part III, Item 19(b). The second option is that both Direct Subscriber and Indirect Subscriber fees/charges are part of the bundled services rates described in Part III, Item 19(b).

Whether a Direct Subscriber pays a fee per share matched (Part III, Item 19(a)) or a bundled services fee (Part III, Item 19(b)) for their Direct Subscriber connectivity and executions, and the amount of any such fee, depends on each Subscriber's overall relationship with CGMI and variables such as: client type, products and services provided to the client, type of trading flow, whether the share(s) add or remove liquidity, trading volume, markets traded, and overall CGMI revenue.

CGMI does not charge CGMI Business Units or Affiliates fees for shares matched on Citi-ONE. CGMI Affiliates may charge their clients for shares matched on Citi-ONE.

Indirect Subscribers are not charged connectivity fees to Citi-ONE. Commissions pertaining to Indirect Subscribers are noted below.

Citi-ONE passes through to Subscribers fees charged to Citi-ONE by SROs in connection with Section 31 of the Exchange Act. Citi-ONE is the CAT Executing Broker for both the buyer and the seller on all trades it executes and is charged CAT fees accordingly. Where a CAT fee is incurred in connection with an execution for a Direct Subscriber that is a broker-dealer, Citi-ONE passes that CAT fee through to that Subscriber. Citi-ONE does not pass through CAT fees to Indirect Subscribers or Direct Subscribers that are not broker-dealers.

b. Identify and describe any fees or charges for use of the NMS Stock ATS Services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.

CGMI negotiates individual client commissions pertaining to a wide range of CGMI products and execution services. In negotiating commission rates, each client's overall relationship with CGMI is considered. Variables that may impact commissions include: client type, products and services provided (including high touch trading, electronic execution - algorithmic trading strategies and smart order routing, program trading, prime brokerage, research and corporate access), type of trading flow, trading volume, markets traded, and overall CGMI revenue. These rates per share matched are part of bundled services, are not venue-specific, and range from $0.00 to $0.06 per share matched.

c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

CGMI does not offer rebates or discount of fees for use of Citi-ONE (see above). Client Coverage and/or Equities Management personnel negotiate commissions that may be discounted or bundled based on factors described above. In addition, as discussed above, Citi-ONE may pay certain third-party fees associated with the use of Citi-ONE for a given Direct Subscriber.